Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rules 13.09 and 13.10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions (as defined in the Hong Kong Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

Reference is made to the announcement of Huazhu Group Limited (the “Company”) dated September 22, 2020 and September 25, 2020 in relation to, among other things, the Bonitas Report (the “Announcements”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the prospectus published by the Company dated September 11, 2020 and the Announcements.

This announcement is made to address the main allegations against the Company and the Group in the Bonitas Report. The Company believes that the Bonitas Report is without merit as it contains numerous incorrect, misleading and unsubstantiated allegations regarding the Company’s business and operations.

CLARIFICATIONS

The Company notes that the Bonitas Report has raised five main allegations and, based on the initial investigation having been conducted, addresses each of the allegations in this announcement.

1.                            Allegations that Huazhu has lied about the ownership of its hotel portfolio

The Bonitas Report claims that:

(a)                       “We counted 1,258 hotels with operating licenses registered to Huazhu subsidiaries, double the 688 self-operated hotels Huazhu disclosed in its SEC filings as of CYE’19”; and

(b)                       “Chinese Ministry of Commerce (“MOC”) registration revealed only 3,020 independent franchisees existed, 37% less than the 4,930 Huazhu reported manachised & franchised (“franchised”) hotels as of CYE’19”.

The Company believes that this allegation has been formed based on unauthoritative sources and factually incorrect information for the following reasons:

In respect of information on Dianping’s website

(a)                       The Bonitas Report alleges that there are 1,258 hotels with operating licenses registered to the Company’s subsidiaries based on information shown on the website of Dianping, which is an online travel agency platform and not a governmental or regulatory body of authority. Dianping is one of the customer acquisition channels of the Group and information on certain leased and owned, franchised or manachised (franchised-and-managed) hotels of the Group is displayed on Dianping’s website. The Company has noticed that there is no explicit categorization of whether a hotel is (i) “leased and owned” or “self-operated”, (ii) “franchised” or (iii) “manachised” on Dianping’s website. Further, there are multiple cases where Dianping’s website displays the operating licence of a subsidiary of the Group instead of the relevant franchised hotel or manachised hotel of the Company.

In respect of MOFCOM registration record

(b)                       The Bonitas Report mistakenly concluded that the number of the Group’s manachised and franchised hotels was overstated in the Form 20-F for the year ended December 31, 2019 filed by the Company (the “2019 20-F”) based on the Ministry of Commerce of the PRC (“MOFCOM”) data provided in the Bonitas Report. Under PRC laws, only “franchise contracts (特許經營合同)” are required to be registered with MOFCOM. However, the Company understands that PRC laws have not explicitly required the franchise and management agreements entered into by the Group’s manachised hotels to be registered with MOFCOM, and it remains unclear whether these agreements fall under “franchise contracts (特許經營合同)” pursuant to relevant PRC laws. Therefore, to date, not all of the Group’s manachised hotels have had their franchise and management agreements registered with MOFCOM.

2.                            Allegations relating to understated employee count

The Bonitas Report claims that:

(a)                       there were a total of 21,946 “employees under social insurances from State Administration of Industry and Commerce (“SAIC”) apps” and a total of 18,352 “employees as of CYE2019 reported by Huazhu” in the Company’s 2019 20-F; and

(b)                       “SAIC registration information for Huazhu’s 319 listed subsidiaries & branches revealed Huazhu understated its SEC reported employee count by at least 3,594 (16%). We believe these employees represented staff at undisclosed Huazhu self-operated hotels and Huazhu off-book hotels.”

The Company believes that the total number of employees of the Group disclosed in the Company’s 2019 20-F and the alleged total number of the Group’s employees shown on “social insurance from SAIC apps” are not comparable:

(a)                       the number of employees reported in the Company’s 2019 20-F refers to the total number of existing employees of the Group as of December 31, 2019 (i.e. a fixed point in time); and

(b)                       the Company believes that there is a difference between the total number of employees disclosed in the Company’s 2019 20-F and the alleged total number of the Group’s employees shown on “social insurance from SAIC apps” because the SAIC records reflect the total number of employees for which social security registrations were made by the Group, which included both existing employees and ex-employees who had resigned, during the relevant year (i.e. the full year of 2019), rather than the total number of employees of the Group at a fixed point in time (e.g. as of December 31, 2019).

3.                            Allegations concerning related party transactions

The Bonitas Report claims that:

(a)                       “We believe that Huazhu concealed operating expenses using undisclosed related party transactions to artificially inflate Huazhu’s reported profits”;

(b)                       “Approved contractor list includes undisclosed Huazhu employees”; and

(c)                        “Qichacha revealed that the LPs of Ningbo Hongting is a list of Huazhu undisclosed related party off-book hotel operators. To us, Ningbo Hongting’s fund structure provided a convenient way for Huazhu to siphon funds into the hands of off-book hotel owners and undisclosed approved contractors”.

The Company believes that these allegations are unfounded and are based on inaccurate information, for the reasons below:

(a)                       The list of contractors are not employees of the Group

The Bonitas Report alleges that the Company uses undisclosed related party transactions to conceal construction costs based on an alleged “approved contractor list” of the Company set out on page 15 of the Bonitas Report (the “Alleged Contractor List”), which the Bonitas Report claims to consist of “undisclosed current Huazhu employees”. The Company notices that the Alleged Contractor List includes individuals with the same name as an ex-employee, and a director of a joint venture (who is not an employee) nominated by the external shareholder of a joint venture of the Group. However, none of the persons listed on the Alleged Contractor List is currently an employee of the Group.

(b)                       Employees are prohibited from being franchisees of the Group

The Company has adopted a code of professional ethics and business conduct, which prohibits employees of the Group from being franchisees of the Group due to potential conflicts of interests.

(c)                        Employees are not necessarily classified as related parties under U.S. GAAP

The Company has reported its related party transactions in its financial statements in accordance with U.S. GAAP. Employees of the Group (other than principal owners and management such as executive officers and the Directors, as well as members of their immediate families) are not classified as related parties under U.S. GAAP for the purpose of related party disclosure under ASC 850.

4.                            Allegations relating to high net PP&E (excluding buildings) per room

The Company believes that these allegations are unfounded and are based on inaccurate information or misleading interpretations of the relevant data for the following reasons:

(a)                       The Bonitas Report excluded the amounts of buildings from property, plant and equipment (“PP&E”) while factoring all leased and owned hotels, when calculating the per room PP&E of the Company and its two peer companies (SH Jinjiang and BTG Hotels). Since the two peer companies had relatively large amounts of buildings compared to the Company as of December 31, 2019 according to the data provided in the Bonitas Report, excluding the amounts of buildings would artificially lower the peer companies’ respective per room PP&E compared to that of the Company.

(b)                       The Bonitas Report used net PP&E (instead of gross PP&E) to calculate the per room PP&E of the Company and its two peer companies. Net PP&E is derived at after deducting accumulated depreciation from gross PP&E. Using net PP&E to estimate a hotel’s capital expenditure is misleading because old hotels would have relatively higher accumulated depreciation and amortization, resulting in lower net PP&E. Therefore, the Company believes gross PP&E should be used in the calculations instead.

Based on the information disclosed in the Company’s 2019 20-F and the data for SH Jinjiang and BTG Hotels provided by the Bonitas Report (assuming the data are correct), the Company has prepared the following table, which sets forth the gross PP&E per room for the Company, SH Jinjiang and BTG Hotels, respectively, as of December 31, 2019:

RMB ‘000	The Company	Shanghai Jinjiang	BTG Hotels

Buildings	247,000	3,679,037	2,601,513
Leasehold improvements	8,414,000	387,166	247,559
Furniture, fixtures and equipment	1,270,000	2,184,851	1,486,619
Motor vehicles	1,000	21,221	73,859

Gross PP&E	9,932,000	6,272,275	4,409,550

Number of rooms in leased and owned hotels	87,465	89,634	102,684
Gross PP&E per room (in RMB)	113,554	69,977	42,943

The Company believes that its relatively higher gross PP&E per room as of December 31, 2019 compared to the two peers was primarily because the Company had a relatively large portion of mid-to-upscale leased and owned hotels, as a result of its expansion into the midscale and upscale segments in recent years. Gross PP&E of a midscale hotel or an upscale hotel could be much higher than, or even several times of, that of an economy scale hotel.

(c)                        The RMB27,000 initial capital expenditure per room of “HanTing 2.7 Version” referred to in the Bonitas Report only represents the typical capital expenditure per room (i) for “upgrading” a hotel room involving soft furnishing only and (ii) without considering the capital expenditure for the common areas of the hotel. The capital expenditure per room for constructing a new hotel considering the common areas of the hotel, even for the “HanTing 2.7 Version”, would be substantially higher. Also, the capital expenditure per room for a midscale to upscale hotel would in general be much higher than that for an economy hotel.

5.                            Allegations that profit margins are too good to be true

The Company believes that these allegations are without merit because they are based on data (such as credit reports) without indicating the sources of that data, or are based on arguments without merit (such as the Company’s alleged encroaching on the franchisees’ profits citing pictures of two closely located hotels of different market segments and targeted customers). Further, regarding the alleged fake PP&E point, please refer to the responses in item 4 above.

In addition, the Company’s Audit Committee will conduct its own independent investigation and subject to the findings and conclusion of the Audit Committee, the Directors will consider whether any further actions or measures will be required.

Save as disclosed in this announcement, after having made enquiries with respect to the Group as is reasonable in the circumstances, the Board confirms that it is not aware of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the SFO.

It is important for the Shareholders to be aware that the allegations in the Bonitas Report are the opinions of Bonitas Research, which identifies itself as having a short interest in the Company’s Shares. Bonitas Research’s interests therefore may not be aligned with those of the Shareholders in general. Accordingly, the Shareholders should treat the allegations in the Bonitas Report with caution.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

CONFERENCE CALL

The Company’s management will host a conference call at 9:00 p.m. Eastern time, Tuesday, September 29, 2020 (or 9:00 a.m. on Wednesday, September 30, 2020 in the Shanghai/Hong Kong time zone) following this announcement.

The conference call will be hosted by a Direct Event and all participants must preregister online prior to this call. Please use the link  http://apac.directeventreg.com/registration/event/1799916  to complete the online registration at least 15 minutes prior to the commencement of this conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode, then your unique registrant ID, and you will be connected to the conference. Please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until October 7, 2020. To access the replay, please dial +1 855 452 5696 (for callers in the U.S.), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside of the U.S., mainland China and Hong Kong) and reference the conference ID 1799916.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, September 28, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.